Exhibit 99.3

Dear Lantronix Shareholders,

As a founder of Lantronix and a large shareholder since its inception in 1989, it is with a heavy heart that I am writing to you to explain why TL Investment GmbH, of which I am the owner and a managing director, has sent a letter to the Board of Directors to demand the resignations of Chairman Lewis Solomon and President and CEO Jerry Chase and why I am pursuing change at Lantronix.

I never wanted things to happen this way… but I sincerely believe that I was left with no choice. I believe that unless things change right now, shareholders value in the company will be put at further risk.

Throughout its history, Lantronix has had a reputation as a leader in the device connectivity marketplace. Today, this industry is known as the “Machine to Machine” or M2M sector. Over the past few years, the M2M market has emerged as one that is in a period of rapid expansion. Some industry analysts have projected an annual growth rate of 20% or more over the next several years.i Competition in the space is intense and only the fittest will survive.

Over the past several years, it has become apparent that the company’s management lacks the vision and leadership to grow the company’s business. Sadly, under Mr. Chase’s and Mr. Solomon’s leadership over the past two years, Lantronix is losing its foothold in a rapidly expanding market.

Simply put:

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The company’s leadership has not kept up with the marketplace’s changing landscape. As a result, Lantronix today is becoming less and less compelling for a significant part of the potential customer base.

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The company’s leadership has no clear vision for how to leverage the M2M market opportunity. Instead, valuable time and resources have been wasted in haphazardly pursuing strategies in markets with limited or no near-term growth potential. There is clear evidence of this in the lack of progress in many of the company’s stated vertical markets. While industry analysts have highlighted the rapid growth and adoption of M2M technologies occurring in fast growing segments like Smart Grid– Lantronix leadership has ignored important trends in these markets.

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Despite Lantronix’s history of successful innovation and its strong engineering and product development resources, under the leadership of Mr. Chase and Mr. Solomon, the company has failed to establish a coherent product roadmap or strategy to capitalize on current and leading technology trends. For example, Lantronix today still does not have a substantive product offering in cellular networking technology, one of the fastest growing and critical segments of the M2M market.

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The company continues to invest very significant amounts of money and resources into product lines with limited probability of success, including ManageLinx, SpiderDuo, and others. More than two years after Mr. Chase predicted that it would take a 9 to 12 month sales cycleii for ManageLinx to start gaining traction, the product line has yet to generate any significant revenues and is failing. This becomes very clear when you consider that the company is still largely dependent on legacy product lines that have been in existence for more than five years and still account for more than two-thirds of the company’s revenue.

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Finally, the lack of leadership is evident when one considers the company’s financial performance and stock valuation (in absolute numbers and also as a multiplier of revenue) particularly as compared to its competitors. I believe the company should not be satisfied in being “as bad as some others” — it should strive to be as good as or better than the best companies in our space.

[i]	2009 Harbor Research Pervasive Internet and Smart Services Market Forecast, page iv
ii	September 17, 2008 Lantronix Q4 FY 2008 conference call. A transcript of this is available at http://seekingalpha.com/article/96022-lantronix-inc-f4q08-qtr-end-06-30-08-earnings-call-transcript

As a serial entrepreneur who has successfully founded, invested in and grown technology companies, I know that Lantronix can do much better.

Over the past eighteen months, I have heard from many long-term shareholders who have been frustrated with the company’s disappointing performance and I have tried to communicate with the leadership of Lantronix on the need for change. I started my first networking software company with two partners in the mid 1970s while I was still in college. Over the years I have invested in many successful companies. Despite my track record and more than three decades of experience many of my concerns and suggestions have been either dismissed or ignored by the leadership of the company.

The bottom line is that a company can only be as good as the vision of its leadership. That is why it is time for a change.

Lantronix shareholders and employees deserve great leadership that will:

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Articulate and execute a clear strategy for growth, targeting high growth market segments that include customers ideally suited to the Lantronix solution set versus the current leadership’s insistence on focusing on markets where time-to-revenue takes far too many years to realize, and the product offerings are not ideally suited for the customers.

•	Use the company’s valuable human and technology assets to develop products and services that attract customers, build long term value-added relationships, and ultimately, unlock shareholder value.

•	Create a corporate culture that aspires to be the best (versus settles for average) in its industry.

•	Places profitability, growth, employee relations and shareholder value above its own self-interest.

There is more that needs to be done. I believe that the company’s current bylaws unreasonably limit shareholders rights and I will push to change these bylaws to provide all shareholders with reasonable rights, consistent with the best practices in corporate governance that are adopted by many companies today.

Considering the company’s revenues and current losses, the board size with nine members is both unwieldy and unnecessarily expensive. I believe that we should reduce the size of the board to five members and use the money currently wasted for board fees in areas where it can make a difference.

I encourage you to read the materials provided on our website at www.ltrxshareholders.com to learn more about TL Investment’s view point and how you can help to bring positive change to Lantronix. You can also write to me at Bernhard@ltrxshareholders.com; I want to hear what you think. Together, we can help create positive change for Lantronix.

Thank you for your consideration.

Sincerely,

/s/ Bernhard Bruscha
Bernhard Bruscha